Exhibit 3.1

Amended and Restated

Articles of Incorporation

Of

Apptigo International, Inc.

These Amended and Restated Articles of Incorporation were duly adopted in accordance with the provisions of Title 7, Chapter 78 of the Nevada Revised Statutes (the “Nevada Corporation Law” or “NCL”). The undersigned do hereby certify that the Amended and Restated Articles of Incorporation of the corporation are as follows:

Article I

Name

The name of the corporation is Apptigo International, Inc. (hereinafter the “corporation”).

Article II

Registered Office

The address of the registered office of the corporation in the State of Nevada is 2360 Corporate Circle South, Henderson Nevada 89074. The name of the registered agent at such address is Incorp Services, Inc. The corporation may, from time to time, in the manner provided by law, change the resident agent and the registered office within the State of Nevada.

Article III

Capital Stock

Section 1.

A.                 Authorized Shares. The corporation is authorized to issue two classes of shares to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares this corporation is authorized to issue is one hundred ten million (110,000,000), par value $0.001 per share. The number of shares of Common Stock authorized is one hundred million (100,000,000) shares. The number of shares of Preferred Stock authorized is ten million (10,000,000) shares.

B.                 Forward Stock Split. Effective the close of business on April 28, 2014, or as soon thereafter as determined by the corporation, the outstanding shares of Common Stock of the corporation shall be forward split at the rate of 3.5 shares for each one share outstanding with fractional shares rounded up to the nearest whole share.

Section 2. Series or Classes. Except as provided below, the board of directors is vested with the authority to prescribe the classes, series and the number of each class or series of stock and the voting powers, designations, preferences, limitations, restrictions, and relative rights of each class or series of stock. Holders of Common Stock are not entitled to vote on any amendment to the certificate of incorporation that relates solely to the terms of one or more series of Preferred Stock, so long as the holder of such affected series is entitled to vote on the amendment.

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A.             Common Stock

1.             Voting Rights. Except as otherwise expressly provided by law or in this Article III, each outstanding share of Common Stock shall be entitled to one (1) vote on each matter to be voted on by the shareholders of the corporation.

2.             Liquidation Rights. Subject to any prior or superior rights of liquidation as may be conferred upon any shares of Preferred Stock, and after payment or provision for payment of the debts and other liabilities of the corporation, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation, the holders of Common Stock then outstanding shall be entitled to receive all of the assets and funds of the corporation remaining and available for distribution. Such assets and funds shall be divided among and paid to the holders of Common Stock, on a pro-rata basis, according to the number of shares of Common Stock held by them.

3.             Dividends. Dividends may be paid on the outstanding shares of Common Stock as and when declared by the Board of directors, out of funds legally available therefore, provided, however, that no dividends shall be made with respect to the Common Stock until any preferential dividends required to be paid or set apart for any shares of Preferred Stock have been paid or set apart.

4.             Residual Rights. All rights accruing to the outstanding shares of the corporation not expressly provided for to the contrary herein or in the bylaws of the corporation, or in any amendment hereto or thereto, shall be vested in the Common Stock.

B.             Preferred Stock

The Board of directors, without shareholder action, may adopt one or more resolutions establishing the voting powers, designations, preferences, limitations, restrictions, and relative rights of the Preferred Stock.

Article IV

Board of Directors

Section 1.             Number of Directors. Subject to the special rights of the holders of any class or series of shares or any resolution or resolutions providing for the issuance of such class or series of shares adopted by the board of directors, the precise number of directors shall be fixed by resolution adopted by the board of directors.

Section 2.              Vacancies and Newly Created Directorships. Subject to the special rights of the holders of any class or series of shares, if a vacancy occurs on the board of directors, including a vacancy resulting from an increase in the number of directors, the board of directors may fill the vacancy, and if the directors remaining in office are fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of the directors remaining in office, or a sole remaining director. Any director so chosen shall hold office until the director’s successor is elected and qualified. A decrease in the number of directors shall not shorten the term of an incumbent director.

Article V

Limitation on Personal Liability

To the fullest extent that the NCL or any other law of the State of Nevada as it exists on the effective date of this provision or as thereafter amended permits the limitation or elimination of the liability of directors or officers, no director or officer of the corporation shall be individually liable to the corporation, its shareholders, or creditors for money damages for any action taken, or any failure to take any action, in his or her capacity as a director or officer of the corporation, except as limited by the NCL. No amendment to, or modification or repeal of, this Article V shall adversely affect any right or protection of a director or officer of the corporation existing under this provision with respect to any act or omission occurring before such amendment, modification or repeal.

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Article VI

Acquisition of Controlling interest

The provisions of Sections 378 to 3793, inclusive, of the NCL as it exists on the effective date of this provision or as thereafter amended regarding control share acquisitions shall apply to the corporation. The board of directors may call for the redemption of the control shares to the fullest extent provided in Section 3792 of the NCL as it exists on the effective date of this provision or as thereafter amended. The board of directors shall have the right to determine the rights, if any, of the dissenting stockholders as provided in Section 3793 of the NCL as it exists on the effective date of this provision or as thereafter amended.

Article VII

Combinations with Interested Stockholders

The provisions of Sections 78.411 to 78.444, inclusive, of the NCL regarding combinations with interested stockholders do not apply to the corporation.

IN WITNESS WHEREOF, the corporation has caused these Amended and Restated Articles of Incorporation to be executed by its Chief Executive Officer and Secretary this 16th day of April 2014.

/s/ Casey Cordes
Casey Cordes, Chief Executive Officer

/s/ David Steinberg
David Steinberg, Secretary

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